Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

July 27, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Marianne Dobelbower

RE:	Post-Effective Amendment No. 56 (the “Amendment”) to the Registration Statement on Form N-1A of Deutsche Tax-Exempt Portfolio (formerly known as Tax-Exempt Portfolio) (the “Fund”), a series of Cash Account Trust (the “Registrant”) (Reg. Nos. 033-32476, 811-05970)

Dear Ms. Dobelbower:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received on July 25, 2017 in regards to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on May 31, 2017.

The Staff’s comments are summarized below, followed by the Registrant’s responses:

1.	Comment: Please consider revising the fund’s 80% investment policy to indicate that net assets includes borrowings for investment purposes.

Response: In response to the Staff's comment, we have modified the Fund's disclosure to clarify that net assets for purposes of the Fund’s 80% investment policy includes any borrowings for investment purposes. Please note that we have made this clarifying change in reliance on Rule 35d-1 and the SEC Staff guidance provided in its response to Question 1 of the Frequently Asked Questions about Rule 35d-1 dated December 4, 2001.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/ Caroline Pearson

Caroline Pearson

Managing Director

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price P.C.